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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 Noland Company

                          COMMON STOCK, Par Value $0.01


                                    655286102

                          Edmundson International, Inc.
      c/o Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754




                                  April 4, 2000


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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Edmundson International, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC


5.

6.    California

7.    -0-

8.    609,325

9.    -0-

10.   609,325

11.   609,325

12.

13.   16.46%

14.   CO



                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145


1. Consolidated Electrical Distributors, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    AF


5.


6.    Delaware

7.    -0-

8.    609,325

9.    -0-

10.   609,325

11.   609,325

12.

13.   16.46%

14.   CO



                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC


5.

6.    California

7.    80,400

8.    -0-

9.    80,400

10.   -0-

11.   80,400

12.

13.    2.17%

14.   EP


                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Employees' Retirement Plan of Hajoca Corporation


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC


5.

6.    Pennsylvania

7.    30,000

8.    -0-

9.    30,000

10.   -0-

11.   30,000

12.

13.   .81%

14.   EP


                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Keith W. Colburn Retirement Plan


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC


5.

6.    Illinois

7.    -0-

8.    500

9.    -0-

10.   500

11.   500

12.

13.   .01%

14.   EP


                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Keith W. Colburn Trust


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC


5.

6.    Illinois

7.    -0-

8.    500

9.    -0-

10.   500

11.   500

12.

13.   .01%

14.   OO


                                        2

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CUSIP NO. 655286102                     13D              OMB Number: 3235-0145

1. Keith W. Colburn


2.    (a)


      (b)    X


3.    SEC Use Only

4.    PC


5.

6.    Illinois

7.    -0-

8.    500

9.    -0-

10.   500

11.   500

12.

13.   .01%

14.   IN


                                        2

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CUSIP NO. 655286102                    13D                               1 OF 4

                                 Amendment No. 2

                                  INTRODUCTION

      Edmundson International, Inc., a California corporation ("EII"), hereby files this Amendment No. 1 (the "Amendment") to Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.
      Only those Items amended are reported herein.


      Item 2: Identity and Background.

      Item 2 is amended and restated as follows:

      This Statement is filed on behalf of Edmundson International, Inc., a California corporation ("EII"), Consolidated Electrical Distributors, Inc., a Delaware corporation ("CED"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), Employees' Retirement Plan of Hajoca Corporation, a defined benefit plan, ("Hajoca Pension Plan"), Keith W. Colburn Retirement Plan ("Colburn KEOGH"), and Keith W. Colburn Trust, under Declaration of Trust, dated February 16, 1978 ("Colburn Trust").


      Item 3: Source and Amount of Funds or Other
              Consideration.

      Item 3 is amended by adding the following paragraph:

      On April 5, 1999, EII purchased 50,000 shares of Common Stock on the open market at a purchase price of $19.81 per share; on April 4, 2000, EII purchased 12,800 shares of Common Stock on the open market at a purchase price of $14.58 per share; and on April 18, 2000, EII purchased 2,500 shares of


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CUSIP NO. 655286102                    13D                               2 OF 4
                                 Amendment No. 2

Common Stock on the open market at a purchase price of $14.18 per share.

      A table identifying each purchase is included in Item 5(c) of this Amendment.


      Item 5: Interest in Securities of the Issuer.

      Item 5 is amended and restated as follows:

      (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's Proxy Statement that it had 3,700,876 shares of Common Stock outstanding as of March 8, 2000) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.

Reporting Person  No. of      Percentage  Power to Vote     Power to Dispose
                  Shares       of Class   Shared   Sole     Shared      Sole
                  Benef.
                  Owned
--------------------------------------------------------------------------------
Edmundson Int.    609,325       16.46%    609,325           609,325
CED               609,325       16.46%    609,325           609,325
CED Pension Plan   80,400        2.17%             80,400              80,400
Hajoca Pension
Plan               30,000         .81%             30,000              30,000
Colburn KEOGH         500         .01%        500               500
Colburn Trust         500         .01%        500               500

      The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 720,225 shares, representing 19.46% of the total number of shares of Common Stock outstanding.


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CUSIP NO. 655286102                    13D                               3 OF 4
                                 Amendment No. 2

      (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

Date        Purchaser   # Shares    Price       Comm'n      Total Funds
                                                             Required
-----------------------------------------------------------------------
04/05/99    EII           50,000    $19.81      $.06        $  990,500
04/04/00    EII           12,800    $14.58      $.06        $  186,568
04/18/00    EII            2,500    $14.18      $.06        $   35,462

TOTAL                     65,300                            $1,212,530
                          ------                            ----------

      (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

      (e) Not applicable.

      Item 6: Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

      The first paragraph of Item 6 is amended and restated to read as follows:

      EII beneficially owns 609,325 shares of Common Stock. EII is a wholly owned subsidiary of Consolidated Electrical Distributors, Inc. ("CED"). Therefore, CED, through its ownership of EII, beneficially owns 609,325 shares of Common Stock. Colburn is the beneficiary of the Colburn Trust and Colburn KEOGH. Colburn beneficially owns 500 shares of Common Stock. A committee makes investment decisions for CED Pension Plan. A separate committee makes investment decisions for Hajoca Pension Plan. Any two members of the committees can make investment decisions for each Pension Plan. Two of the members on CED Pension Plan's investment committee, including Colburn,


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CUSIP NO. 655286102                    13D                               4 OF 4
                                 Amendment No. 2

also make investment decisions for Edmundson International and CED, and Colburn is also a member of the committee for Hajoca Pension Plan. CED Pension Plan beneficially owns 80,400 shares of Common Stock. Hajoca Pension Plan beneficially owns 30,000 shares of Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2000

                                          Edmundson International, Inc.



                                          By  /s/ John D. Parish
                                          Its Vice President